Exhibit 99.1

Clearmind Medicine Announces International Patent Application for Preventing and Treating Depression

Vancouver, Canada, March 27, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced that it has submitted its tenth patent application under the international Patent Cooperation Treaty (“PCT”), as part of its ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system.

The patent applications refer to the novel proprietary composition of Clearmind’s MEAI compound (5-methoxy-2-aminoindane) with Palmitoylethanolamide (“PEA”), the active ingredient of SciSparc’s proprietary CannAmide™, for preventing and/or treating depression. This application was previously filed as provisional patent application with the United States Patent and Trademark Office (“USPTO”).

According to the ResearchAndMarkets.com, the global depression and anxiety disorders treatment market size was estimated to be USD 21.56 billion in 2023 and is expected to reach at USD 41.83 billion by 2034 with a CAGR of 6.21% during the forecast period 2024-2034.

Overall, as part of this collaboration, nine other patent applications have been filed by Clearmind with the USPTO for various compositions, including the composition of SciSparc’s PEA with Clearmind’s MEAI compound for the treatments of alcohol use disorder, cocaine addiction and obesity and its related metabolic disorders.

“We believe that traditional pharma has not taken an innovative approach to R&D as we have seen little innovation to SSRI’s (selective serotonin reuptake inhibitors) and other anti-depressants in over 30 years. Under our collaboration with SciSparc, we believe that our proprietary drugs can positively impact patients dealing with various forms of depression including treatment resistant depression,” stated Dr. Adi Zuloff-Shani, CEO of Clearmind. “We further believe that we have a tremendous opportunity to develop viable alternatives to the current SSRIs for individuals living with depression. We continue to execute our intellectual property strategy, to develop novel psychedelic drugs to address unmet mental health needs” continued Dr. Zuloff-Shani.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company I s using forward-looking statements when it discusses its belief that it has a tremendous opportunity to develop viable alternatives to the current SSRIs for individuals living with depression and that it continues to execute its intellectual property strategy, to develop novel psychedelic drugs to address unmet mental health needs. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.